Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company registration (NIRE): 29.3.0001633-1

São Paulo, October 17 2019 — Suzano S.A. (“Suzano” or “Company”) (B3: SUZB3 | NYSE: SUZ), in addition to the Notice to the Market released on September 16, 2019,  informs to its shareholders and to the market in general that, in the present date, occurred the settlement of the issuance of debentures, not convertible into shares, unsecured, in single series, by the Company, pursuant to the terms of Law No. 6.404, of December 15, 1976, as amended, with the following characteristics:

•                                Total Amount of the Issue: R$ 750,000,000.00 (seven hundred and fifty million dollars).

•                                Issue Date: September 15, 2019.

•                                Term and Maturity Date: nine (9) years counted from the Issue Date, thus maturing on September 15, 2028.

•                                Remuneration of the Debentures: 100% CDI (Brazilian Interbank Certificate rate) + spread of 1.20% p.a..

São Paulo, October 17, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer